Exhibit 4.1

DESCRIPTION OF THE REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934

The following description sets forth certain material terms and provisions of the securities of GameStop Corp. (the “Company,” “we,” “us” or “our”) that are registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The following description of our securities is not complete and may not contain all the information you should consider before investing in our securities. This description does not purport to be complete and is qualified in its entirety by reference to our Third Amended and Restated Certificate of Incorporation (our “charter”) and our Fifth Amended and Restated By-laws (our “bylaws”), each of which is incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this Exhibit is a part. We encourage you to read our charter, bylaws and the applicable provisions of Delaware law for additional information. Unless the context requires otherwise, all references to “we”, “us,” “our” and “GameStop” in this Exhibit refer solely to GameStop Corp. and not to our subsidiaries.

As of January 31, 2026, we had two classes of securities registered under the Exchange Act: our Class A common stock, $0.001 par value per share (our “common stock”) and warrants to purchase shares of our Class A common stock (our “warrants”). In addition, this Description of Securities also contains a description of our preferred stock, par value $0.001 per share (our “preferred stock”).

Common Stock

Our charter authorizes us to issue up to 1,000,000,000 shares of common stock and up to 5,000,000 shares of preferred stock.

Holders of our common stock are entitled to receive such dividends as may be declared by our board of directors from time to time out of assets or funds legally available for payment, subject to the rights of the holders of our preferred stock, if any.

Each share of our common stock entitles the holder of record to one vote at all meetings of stockholders, and the votes are noncumulative. For business to be properly brought by a stockholder before the annual meeting of stockholders, the stockholder must give timely notice thereof in writing to the Secretary of the Company and such business must otherwise be a proper matter for stockholder action. To be timely, a stockholder’s notice of intention to make a nomination or to propose other business at the annual meeting must either (i) be sent to the Company in compliance with the requirements of SEC Rule 14a-8, if the proposal is submitted under such rule, or (ii) if not, be mailed and received by, or delivered to, the Secretary at the principal executive offices of the Company not earlier than the 120th day and not later than the 90th day prior to the anniversary of the date the immediately preceding annual meeting of stockholders or, if the date of the annual meeting of stockholders is more than 25 days earlier or later than such anniversary date, then not later than the close of business on the 10th day after public disclosure of the meeting date.

Our bylaws may be amended or repealed, and new bylaws may be adopted, either by our board of directors or by the affirmative vote of at least 80% of the voting power of all then outstanding shares of capital stock.

In the event of a voluntary or involuntary liquidation, dissolution or winding up of GameStop, holders of our common stock will be entitled to share ratably in any of the assets available for distribution after we have paid in full all of our debts and after holders of our outstanding shares of preferred stock, if any, have been paid in full their liquidation preferences.

Our outstanding shares of common stock are fully paid and nonassessable. Holders of our common stock have no preemptive or preferential rights. Shares of our common stock are not convertible into shares of any other class of capital stock.

Our common stock is listed on the New York Stock Exchange under the ticker symbol “GME”.

Preferred Stock

Our charter authorizes us to issue up to 5,000,000 shares of preferred stock, in one or more series, and to determine the voting powers, preferences and relative, optional and other special rights of the shares of such series, and the qualifications, limitations or restrictions thereof. Subject to the determination of our board of directors in any certificate or designation for a series of preferred stock, our preferred stock would generally have preference over common stock with respect to the payment of dividends and the distribution of assets in the event we were to liquidate, dissolve or wind up our affairs.

Warrants

On October 7, 2025, the Company issued up to 59,153,963 warrants as a distribution to holders of record of shares of our common stock and other eligible recipients holding our 0.00% Convertible Senior Notes due 2030 (the “2030 Notes”) and 0.00% Convertible Senior Notes due 2032 (the “2032 Notes”, and together with the 2030 Notes, the “Convertible Notes”) on October 3, 2025 (the “Record Date”). The Company distributed the warrants to (i) holders of record of shares of common stock on the Record Date at a ratio of one (1) warrant for each ten (10) shares of common stock held as of the Record Date, and (ii) holders of record of the Convertible Notes as of the Record Date at a ratio of one (1) warrant for each ten (10) shares of common stock that would have been issuable upon conversion (assuming physical settlement) of the aggregate principal amount of Convertible Notes held as of the Record Date. No fractional warrants were issued; any fractional warrant otherwise issuable was rounded down to the nearest whole number.

The warrants were issued by the Company pursuant to the warrant agreement, dated as of October 7, 2025, between the Company, Computershare Inc., a Delaware corporation, and its affiliate, Computershare Trust Company, N.A., as Warrant Agent (the “Warrant Agreement”). As of January 31, 2026, 59,088,333 warrants were outstanding.

Each warrant entitles the holder to purchase, at the holder’s sole and exclusive election, at any time after the issue date, at a cash exercise price of $32.00 per warrant (the “Exercise Price”), one share of common stock, subject to adjustment pursuant to the provisions of the Warrant Agreement, subject to the effectiveness of the shelf registration statement covering the issuance of shares of common stock receivable upon exercise (the “Common Stock Shelf Registration Statement”). Such number of shares of common stock, as it may be adjusted, is referred to as the “Warrant Exercise Rate.” Payment for shares of common stock upon exercise of the warrants must be in cash. The warrants will expire and cease to be exercisable at 5:00 p.m. New York City time on October 30, 2026 (the “Expiration Date”).

Warrants may be exercised by a holder on any business day prior to 5:00 p.m. New York City time on the Expiration Date upon: (i) delivery of the related warrant certificate (for certificated warrants), delivery through the Warrant Agent’s book-entry procedures, or delivery through the systems of the depositary (for global warrants); (ii) electronic delivery to the Warrant Agent of an exercise notice in the applicable form, properly completed and duly executed; and (iii) payment in U.S. dollars by check payable to the Company or the Warrant Agent, or by wire transfer of immediately available funds, in an amount equal to the Exercise Price multiplied by the number of warrants being exercised. If the Common Stock Shelf Registration Statement is not effective for any reason, the right to exercise warrants will be automatically suspended (an “Exercise Suspension Period”). During any Exercise Suspension Period, the Expiration Date will be extended by the greater of five (5) business days and the number of days in such Exercise Suspension Period. The Company is obligated to use commercially reasonable efforts to keep the Common Stock Shelf Registration Statement effective until the earlier of the exercise of all warrants and the Expiration Date.

The strike price of the warrants is initially $32.00 per share of common stock, and represents the purchase price per share of common stock that a holder of a warrant will be paying on a per share basis upon exercise of such warrant (the “Strike Price”). So long as the Warrant Exercise Rate is equal to one share of common stock, the Strike Price will be equal to the Exercise Price. The warrants may currently only be exercised for cash; no cashless or net share settlement is available to holders. However, the Company may, without the consent of holders, amend the Warrant Agreement to provide holders with the right to elect alternative settlement mechanics, including net share settlement (cashless exercise) or cash settlement, at the time of each exercise.

The Warrant Exercise Rate and Strike Price are subject to certain adjustments for events including: (i) stock dividends, share splits, and share combinations; (ii) rights issuances, (iii) other distributions, (iv) spin-offs, (v) cash dividends and (vi) tender or exchange offers, and for these types of events the Warrant Exercise Rate and Strike Price will be adjusted simultaneously and such adjustment will be inverse against each other. In addition, the Strike Price may be voluntarily decreased by the Company and the Warrant Exercise Rate may be voluntarily increased by the Company from time to time. Following any such adjustment, the Exercise Price will be adjusted to be equal to the product of the Warrant Exercise Rate and Strike Price. The Warrant Exercise Rate and Strike Price will not be adjusted for, among other things: issuances of common stock at below the Strike Price; dividend reinvestment plan issuances; employee, director, or consultant equity compensation plan issuances; conversions or exchanges of securities outstanding as of the issue date; third-party tender offers; open market share repurchases; or changes in par value.

In the event of a recapitalization, reclassification, consolidation, merger, sale of all or substantially all assets, or statutory share exchange in which shares of common stock are converted into or exchanged for other stock, securities, cash, or other property (a “Share Exchange Event”), the right to exercise each warrant will automatically convert into a right to receive the kind and amount of reference property that a holder of the number of shares of common stock equal to the Warrant Exercise Rate would have been entitled to receive in such Share Exchange Event. The Company or the successor or acquiring entity will be required to execute an amendment to the Warrant Agreement at or prior to the effective time of the Share Exchange Event to give effect to this provision. If holders of common stock receive only cash in a Share Exchange Event, no payment of the Exercise Price will be required; instead, upon exercise, a holder will receive cash equal to the excess (if any) of the product of the Warrant Exercise Rate and the per-share cash consideration over the Exercise Price, payable on the fifth business day following the relevant exercise date.

If a stockholder rights plan is in effect at the time of exercise of any warrant, each share of common stock issued upon exercise will receive the appropriate number of rights under such plan. If the rights have separated from the common stock in accordance with the terms of the plan prior to any exercise of warrants, the Warrant Exercise Rate will be adjusted as if the Company had made a distribution of such rights to all holders of common stock, subject to readjustment upon the expiration, termination, or redemption of such rights.

Holders of unexercised warrants have no rights as stockholders of the Company. Prior to the valid exercise of a warrant and payment of the Exercise Price, a holder of a warrant is not entitled to receive dividends or distributions, vote at or receive notice of any meeting of stockholders, consent to any action of stockholders, receive notice of any other proceedings of the Company, or exercise any preemptive rights.

The Company and the Warrant Agent may, without the consent of any holder, amend the Warrant Agreement for certain purposes, including: to cure ambiguities or defects; to provide for assumption of the warrants by a successor entity following a Share Exchange Event; to extend the Expiration Date; to decrease the Strike Price or increase the Warrant Exercise Rate; to introduce optional alternative settlement mechanics (such as cashless exercise); or to make any change that does not adversely affect the rights of any holder in any material respect. Any amendment that materially and adversely affects the rights of holders requires the prior written consent of holders of a majority of then-outstanding warrants.

The warrants are freely transferable, subject to applicable securities laws, and commenced trading on the New York Stock Exchange under the ticker “GME WS”.

Anti-Takeover Provisions

Charter

Our charter and bylaws may be deemed to have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by stockholders. Our charter contains a provision expressly stating that we are not subject to Section 203 of the Delaware General Corporation Law, which would otherwise restrict certain transactions with an interested stockholder.

Stockholder Action; Special Meeting Of Stockholders

Our charter and bylaws further provide that special meetings of our stockholders may be called only by the Chairman of the board of directors, the Chief Executive Officer or a majority of the board of directors.

Authorized But Unissued Shares

The authorized but unissued shares of common stock and preferred stock are available for future issuance without stockholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.